UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. 30 )*
                                   -----------

                             Synovus Financial Corp.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          $1.00 Par Value Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87161C-10-5
                          ------------------------------
                                 (CUSIP Number)

                                December 31, 2004
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [x ]   Rule 13d-1(b)

         [  ]   Rule 13d-1(c)

         [  ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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13F/G SNV 2004

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                                       13G

CUSIP No.  87161C-10-5
--------------------------------


1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Synovus Financial Corp., as Parent Holding Company of its various banking, investment advisory and and trust company subsidiaries, Columbus Bank and Trust Company, as the Parent Bank of Synovus Trust Company, and Synovus Trust Company, in various fiduciary capacities.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [ X ]

3          SEC USE ONLY



4          CITIZENSHIP OR PLACE OF ORGANIZATION

            Georgia

Number of      5       SOLE VOTING POWER
Shares
Benefi-                44,145,383
cially
Owned By
Each
Reporting
Person With
               6       SHARED VOTING POWER

                       677,989

               7       SOLE DISPOSITIVE POWER

                       47,030,821

               8       SHARED DISPOSITIVE POWER

                       3,516,768

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               51,121,625
              (Includes Beneficial Ownership disclaimed)

10         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [   ]


11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 16.5%

12         TYPE OF REPORTING PERSON

              BK and HC


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                                                                    Page 3 of 8


                        SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934
                              --------------------

Check the following box if a fee is being paid with this statement. [ ]
1. (a) Name of Issuer: Synovus Financial Corp.
                       --------------------------------------------------

   (b) Address of Issuer's Principal Executive Offices:

         Synovus Centre
         ---------------------------------------------------------------------
         1111 Bay Avenue, Suite 500
         ---------------------------------------------------------------------
         Columbus, Georgia 31901
         ---------------------------------------------------------------------
2. (a) & (b) Name and Principal Business Office of Persons Filing:

         Synovus Trust Company, 1148 Broadway
         ---------------------------------------------------------------------
         Columbus, Georgia   31901
         ---------------------------------------------------------------------
         Columbus Bank and Trust Company, 1148 Broadway
         ---------------------------------------------------------------------
         Columbus, Georgia    31901
         ---------------------------------------------------------------------
         Synovus Financial Corp.,1111 Bay Avenue,
         ---------------------------------------------------------------------
         Suite 500, Columbus, Georgia 31901
         ---------------------------------------------------------------------
   (c) Citizenship:

         Synovus Financial Corp. is a Georgia business corporation and its
         ---------------------------------------------------------------------
         banking, investment advisory  and trust company subsidiaries,
         ---------------------------------------------------------------------
         including Synovus Trust Company and Columbus Bank and Trust
         ---------------------------------------------------------------------
         Company, are Georgia, Florida, Alabama, Tennessee and national banking
         ---------------------------------------------------------------------
         and business corporations and trust companies.
         ---------------------------------------------------------------------

   (d) Title of class of securities: $1.00 par value common stock.
                                     -----------------------------------
   (e) CUSIP No. 87161C-10-5
                 ------------

3. Check whether person filing is a:
         (a) [ ] Broker or Dealer registered under Section 15 of the Act

         (b) [X] Bank as defined in section 3(a)(6) of the Act


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                                                                     Page 4 of 8



         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act

         (e) [ ] Investment Adviser in accordance with ss. 240-13d
                 - 1(b)(1)(ii)(E)

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

         (g) [X] A parent holding company or control person in accordance with ss. 240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

         (j) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J)

4. Ownership:

         (a) Amount Beneficially Owned (Includes shares as to which beneficial ownership is disclaimed):

             December 31, 2004        51,121,625
             ----------------------------------------------------------
         (b) Percent of Class: 16.5%
                               -----------------------------------------
         (c) Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote

                               44,145,383
                        -------------------------------------------------
                  (ii) Shared power to vote or to direct the vote

                                  677,989
                        --------------------------------------------------
                  (iii) Sole power to dispose or to direct the disposition of

                                47,030,821
                        ---------------------------------------------------




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                                                                     Page 5 of 8



                  (iv) Shared power to dispose or to direct the disposition of

                                3,516,768
                       -------------------------------------------------------

         For an additional discussion on this item, see Exhibit "A".


5. Ownership of Five Percent or Less of a Class.

            Not Applicable
   --------------------------------------------------------------------------

6. Ownership of More than Five Percent on Behalf of Another Person.

            See Exhibit "A"
   --------------------------------------------------------------------------

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            See Exhibit "A"
   --------------------------------------------------------------------------

8. Identification and Classification of Members of the Group.

            See Exhibit "B"
   --------------------------------------------------------------------------

9. Notice of Dissolution of Group.

            Not Applicable
   --------------------------------------------------------------------------





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10.      Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     SYNOVUS FINANCIAL CORP.



 02/08/05                            By:/s/G. Sanders Griffith, III
-----------------------              ------------------------------------------
Date                                      G. Sanders Griffith, III
                                          Senior Executive Vice President



                                     COLUMBUS BANK AND TRUST COMPANY


02/08/05                             By:/s/Jon C. Dodds
-----------------------              ------------------------------------------
Date                                      Jon C. Dodds
                                          Executive Vice President



                                     SYNOVUS TRUST COMPANY, N.A.


02/08/05                             By:/s/George G. Flowers
-----------------------              ------------------------------------------
Date                                      George G. Flowers
                                          President









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                                                                    Page 7 of 8

                                   EXHIBIT "A"
                                   -----------

         As of December 31, 2004, Synovus Trust Company, a wholly-owned trust company subsidiary of Columbus Bank and Trust Company, a wholly-owned banking subsidiary of Synovus Financial Corp., all of which are signatory parties hereto, possessed in various fiduciary capacities, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 51,059,270, or 16.5%, of the class of the securities which is the subject of this report, as set forth below, the beneficial ownership of which is disclaimed. The other known persons having, in various fiduciary or advisory capacities, the right, as of December 31, 2004, to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities which is the subject of this report, are other banking, investment advisory and trust company subsidiaries of Synovus Financial Corp., the beneficial ownership of which is also disclaimed. None of such other subsidiaries, as of December 31, 2004, individually or in the aggregate, possessed such right or power relating to more than five percent of the class of securities which is the subject of this report.
         Held by Synovus Trust Company in various fiduciary capacities as of December 31, 2004:


     Sole            Shared       Sole Power        Shared Power
 Voting Power     Voting Power    To Dispose        To Dispose
-------------     -----------     ----------        -------------
 44,145,383        677,989        46,968,466        3,516,768

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                                                                     Page 8 of 8


                                   EXHIBIT "B"
                                   -----------

Columbus Bank and Trust Company, a Georgia banking corporation, and its wholly-owned subsidiary, Synovus Trust Company, a nationally-chartered trust company, are each banks as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (the "Act"). Synovus Financial Corp., a Georgia business corporation, is the parent holding company of Columbus Bank and Trust Company and Synovus Trust Company in accordance with Regulation 240.13d-1(b)(1) (ii) (G) promulgated under the Act.


13F/G SNV 2004

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